May 7, 2012

VIA EDGAR

Mellissa Campbell Duru

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	AOL Inc.

Definitive Additional Materials

Filed May 2, 2012 and May 3, 2012

File No. 001-34419

Dear Ms. Duru:

AOL Inc. (the “Company”) has responded to the letter of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), dated May 4, 2012, setting forth comments to the Definitive Additional Materials filed by the Company with the Securities and Exchange Commission on May 2, 2012 and May 3, 2012 through a letter from Gibson, Dunn & Crutcher LLP dated May 7, 2012. This letter is submitted in connection with the response letter submitted by Gibson, Dunn & Crutcher LLP on the Company’s behalf.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

Mellissa Campbell Duru

Office of Mergers and Acquisitions

Division of Corporation Finance

May 7, 2012

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (212) 206-4457 with any questions.

Sincerely,

/s/ Damien Atkins

Damien Atkins, Esq.

Vice President, Deputy General Counsel

cc:	Jan Woo, Esq., Attorney-Advisor, Securities and Exchange Commission

Elizabeth A. Ising, Esq., Gibson, Dunn & Crutcher LLP

Brian J. Lane, Esq., Gibson, Dunn & Crutcher LLP

David E. Shapiro, Esq., Wachtell, Lipton, Rosen & Katz